December 20, 2024

Daniel Greenspan

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)

on behalf of the following series:

T. Rowe Price Capital Appreciation Premium Income ETF

T. Rowe Price Hedged Equity ETF

(each a “Fund” and together, “Funds”)

File Nos.: 333-235450/811-23494

Dear Mr. Greenspan:

The following is in response to your comments provided on December 12, 2024, regarding the Registrant’s registration statement filed on Form N-1A on October 31, 2024 (the “Registration Statement”). Your comments and our responses are set forth below.

Both Funds

1. Comment: Please supplementally confirm that there are no fee reimbursement or recoupment arrangements. If there are, disclose in a footnote to the Fees and Expenses table.

Response: The Registrant confirms that the Funds do not have a fee reimbursement or recoupment arrangement.

2. Comment: Disclose in footnote that the “other expenses” in the Fees and Expenses table are based on estimated amounts for the current year.

Response: The Funds will have a unitary fee and, therefore, is not expected to have additional operating expenses that would be required to be disclosed in the Fees and Expenses table.

3. Comment: For each Fund, under principal risks, please disclose that the market price may deviate from the value of the ETF’s underlying holdings and that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s NAV.

Response: The Registrant believes that the Funds appropriately explained this concept in the “Market Price” section and “Premiums and Discounts” of each Fund’s prospectus. Nevertheless, the Registrant will add the following risk to each Fund’s prospectus.

ETF Shares Trading. Shares of the fund are listed for trading on a national securities exchange and are bought and sold in the secondary market at market prices. The market prices of shares are expected to fluctuate in response to changes in the fund’s NAV, the value of the fund’s holdings, and supply and demand for shares. Disruptions to creations and redemptions, significant market volatility, potential lack of an active trading market for the shares (including through a trading halt), or other factors may widen bid-ask spreads and result in the shares trading significantly above (at a premium) or below (at a discount) to NAV or to the value of the fund’s holdings. If a shareholder purchases shares at a time when the market price is at a premium to the NAV or sells shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.

4. Comment: For each Fund, under principal risks, please disclose where all or a portion of the ETFs underlying securities trade in a market that is closed when the market in which the ETFs shares are listed and trading in that market is open that there may be changes between the last quote from its closed foreign market and the value of such securities during the ETF’s domestic trading day. Please note that this in turn could leave differences between the market price of the ETF shares and the underlying value of those shares.

Response: The Registrant believes that the Funds appropriately disclosed this concept in the “Premiums and Discounts” section of each Fund’s prospectus as follows:

To the extent securities held by the fund trade in a market that is closed when the exchange on which the fund's shares trade is open, there may be deviations between the current price of a security and the last quoted price for the security in the closed foreign market. These adverse effects may in turn lead to wider bid-ask spread or premiums with the result that investors may receive less than the underlying value of the fund shares bought or sold or less.

 Therefore, the Registrant respectfully declines any further amendments.

5. Comment: For each Fund, under principal risks, please disclose that in stressed markets, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings.

Response: The Registrant believes that the Funds appropriately disclosed this concept in the “Premiums and Discounts” section of each Fund’s prospectus as follows: “In stressed market conditions, the market for fund shares may become less liquid in response to deteriorating liquidity in the markets for the fund’s underlying portfolio holdings.” Therefore, the Registrant respectfully declines any further amendments.

6. Comment: In the Principal Investment Strategies section of each Fund under the “More Information About the Fund’s Investment Objective(s), Strategies and Risks,” it states “[t]he fund invests in the following types of securities or assets:” and lists “Common and Preferred Stocks.” If investing in preferred stock is part of the fund’s principal investment strategy, please include in the strategy section of the summary prospectus.

Response: The Registrant will remove the reference to preferred stocks from the statutory section of the principal investment strategies of each Fund.

Common ~~and Preferred~~ Stocks

Stocks represent shares of ownership in a company. ~~Generally, preferred stocks have a specified dividend rate and rank after bonds and before common stocks in their claim on income for dividend payments and on assets should the company be liquidated.~~ After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis and profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company’s stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. ~~Unlike common stock, preferred stock does not ordinarily carry voting rights. While most preferred stocks pay a dividend, the fund may decide to purchase preferred stock where the issuer has suspended, or is in danger of suspending, payment of its dividend.~~

T. Rowe Price Capital Appreciation Premium Income ETF

7. Comment: In the principal investment strategy section, the prospectus states that “The fund normally invests in equities...” Please be more specific as to the types of equities.

Response: The Registrant will amend the Fund’s disclosure in the principal investment strategy section as follows (additions underlined): “The fund normally invests in equities, such as common stocks, and implements a covered call options strategy to achieve its investment objective.”

8. Comment: In the principal investment strategy section, the prospectus states, “[a]t times, the fund may have a significant portion of its assets invested in the same economic sector.” If there is a specific economic sector that the fund intends to invest, please disclose such sector. Similarly, if there is an industry concentration, please disclose as necessary.

Response: The Registrant confirms that the Fund has no present intention to focus its investments in a particular sector. However, as reflected in the investment strategies noted above, the Fund maintains flexibility to allocate relatively more or less to individual sectors from time to time in response to market opportunities. Additionally, the Fund does not intend to concentrate in a particular industry. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

9. Comment: In the principal investment strategy section of the prospectus, disclose if the Fund will invest in derivatives other than call options. If so, disclose accordingly noting that the disclosure should be tailored to the Fund’s use of derivatives.

Response: The Registrant confirms that the Fund has no present intention to invest in other derivative types as a principal investment strategy.

Statement of Additional Information

10. Comment: In the Statement of Additional Information, under the industry concentration fundamental policy, please add “or group of industries” per Item 16 of N-1A and Section 8(b)(1) of the 1940 Act.

Response: We respectfully disagree. The Registrant respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Fund’s policy with respect to industry concentration states that the Fund will not concentrate its investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. The Registrant submits that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Sonia Kurian

Sonia Kurian

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.